Exhibit (a)(5)(A)

Media Contact: Tally Netzer, Director of Corporate Communications, Optibase, Ltd. 011-972-9-9709-202 tallyn@optibase.com

Optibase Commences Partial Cash Tender Offer for Scopus Video Networks Ltd.

Herzliya, Israel, July 6, 2007 – Optibase Ltd. (NASDAQ: OBAS) announced today that it has commenced a tender offer to purchase an aggregate of 678,000 ordinary shares of Scopus Video Networks Ltd. (NASDAQ: SCOP) for a price of $5.25 per share in cash, less any required withholding taxes and without interest. Optibase currently beneficially owns 3,035,223 ordinary shares of Scopus, representing approximately 22.5% of Scopus’ outstanding shares, and, following the consummation of the tender offer, would own approximately 27.6% of Scopus’ outstanding shares.

        The initial period of the tender offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York time on Monday, August 6, 2007, unless the initial offer period is extended by Optibase. If prior to the completion of the initial offer period, all the conditions to the offer are satisfied or, subject to applicable law, waived by us, the consummation of the offer would result in Optibase being the beneficial owner of Scopus shares representing more than 25.0% of the voting power in Scopus. As required by Israeli law, Optibase will then provide an additional period of four calendar days during which shareholders may tender their shares. However, shareholders will have no withdrawal rights during such additional four-calendar day period.

        As more fully described in the Offer to Purchase relating to the tender offer, the tender offer is conditioned upon: (1) at least 678,000 ordinary shares, representing at least 5.0% of the voting power in Scopus, being validly tendered and not withdrawn prior to the completion of the initial offer period, (2) as required by Israeli law, since the consummation of the offer would result in Optibase beneficially owning Scopus shares representing more than 25.0% of the voting power in Scopus, the aggregate number of shares validly tendered in the offer and not properly withdrawn must be greater than the number of shares represented by notices of objection to the offer (excluding Scopus shares held by Optibase and certain affiliates of Scopus or Optibase), and (3) certain other conditions specified in the Offer to Purchase. The tender offer is not conditioned on the receipt of financing or the approval of the board of directors of Scopus.

        On July 5, 2007, the last trading day before commencement of the offer, the closing sale price of the Scopus shares was $4.96 on Nasdaq.

        The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO filed today with the Securities and Exchange Commission. Computershare Trust Company N.A. is the depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Scopus. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders of Scopus should read the tender offer materials, which are being filed today by Optibase, and the Tender Offer Solicitation/Recommendation Statement with respect to the tender offer which will be filed in due course by Scopus, with the Securities and Exchange Commission. Shareholders of Scopus should read the tender offer materials and the Solicitation/Recommendation Statement because they contain important information about the tender offer. The tender offer materials, the Solicitation/Recommendation Statement and other filed documents will be available at no charge on the Securities and Exchange Commission’s website at http://www.sec.gov and will also be made available without charge to all shareholders by contacting The Altman Group, the information agent for the tender offer, at U.S. toll free (800) 622-1525 or outside the U.S. (201) 806-7300. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Forward-Looking Statements: This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Scopus. Optibase undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Optibase Ltd.: Optibase is an Israeli company founded in 1990, whose shares are listed on the Nasdaq Global Market under the symbol “OBAS.” Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.